June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Marc Thomas
Ben Phippen Madeleine Joy Mateo Christian Windsor

Re:	Commercial Bancgroup, Inc.
Draft Registration Statement on Form S-1 Submitted March 31, 2025
CIK No. 0001981546

 Ladies and Gentlemen:

On behalf of Commercial Bancgroup, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated April 24, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1, which was originally submitted to the Commission on March 31, 2025 (the “Form S-1”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 1 to the Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the Comment Letter and certain other updated information.

If the Staff would like hard copies of Amendment No. 1 as confidentially submitted to the Commission, marked against the Form S-1 as confidentially submitted to the Commission on March 31, 2025, please so advise, and we would be happy to provide such copies.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold, italicized font and the Company’s response thereto, as well as, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the below responses are to the pages of Amendment No. 1.

Draft Registration Statement on Form S-1 submitted March 31, 2025

General

1.	We note your disclosure on page 46 that you have shareholders who own a significant portion of your common stock. If applicable, please revise your disclosure to clarify whether you will be a “controlled company” under exchange listing standards. If you will be considered a “controlled company,” please disclose whether you will utilize related exemptions related to governance rules under exchange listing standards.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, following the completion of this offering, the Company does not expect to be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC. The Company has revised the disclosure on pages 47 and 48 of Amendment No. 1 accordingly.

2.	We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclose by also including the annual rates for the periods presented. For instance, it appears that a significant driver in your overall growth in assets, deposits and net loans was the 2023 acquisition of AB&T.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 7, 8, 105, 106, 110 and 111 of Amendment No. 1 accordingly.

Cover Page

3.	We note the graph showing your historical average assets and return on assets. In order to place this presentation in the appropriate context for investors, consider moving the graph so that it appears along with the discussion of your company’s history and growth that begins on page 2 of the Summary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of Amendment No. 1 accordingly.

Prospectus Summary, page 1

4.	We note your reference, beginning on page 8, of demographic information provided by Claritas, including estimates of the expected economic growth in your key markets over the next five years. Please tell us the type of information included in the report provided by Claritas, their qualifications and whether you commissioned the report.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the demographic information provided by Claritas, a data-driven market research company, was accessed through the S&P Global Market Intelligence platform via S&P Capital IQ Pro. The S&P Capital IQ Pro website states that “[d]emographic data provided by Claritas [is] based primarily on U.S. Census data” and that “[f]or non-census year data, Claritas uses samples and projections to estimate the demographic data. S&P Global Market Intelligence performs calculations on the underlying data provided by Claritas for some of the data presented” via S&P Global Market Intelligence. The Company respectfully advises that it did not commission Claritas (or any other firm) to generate the data provided in the Claritas Market Demographics reports. Such reports were prepared independently and are available to paid subscribers of S&P Capital IQ Pro on the S&P Global Market Intelligence platform. The Company has also revised the disclosure on pages 10 and 113 of Amendment No. 1 accordingly.

Ability to Recruit and Retain Talented People, page 7

5.	We note your disclosure that your regional bank presidents are empowered with local authority. Please clarify what is meant by “local authority.” In an appropriate portion of your disclosure, clarify the limits, governance or other oversight that management or the board exerts over the regional bank presidents.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 112 of Amendment No. 1 accordingly.

Credit and Lending Risks, page 24

6.	We note your disclosure on page 72 that all loan types are within established limits apart from the hotels/motels category. If applicable, please consider discussing any related lending risks associated with the loan concentration in hotels/motels exceeding your concentration limit.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 81 of Amendment No. 1 accordingly.

7.	We note your disclosure on page 137 that guidance issued by federal banking regulators to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny include, in part, if the total of an institution’s CRE loans represents 300% or more of the institution’s total capital. We also note your disclosure that the bank’s ratio of total CRE loans excluding owner-occupied CRE loans to total risk-based capital was 304%. Please include risk factor disclosure discussing any related risks associated with the bank’s ratio of total CRE loans to total risk-based capital, or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of Amendment No. 1 accordingly.

Our business is concentrated in . . . the markets where we operate, page 28

8.	Please revise this risk factor to briefly discuss the local economic conditions in your key markets.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 of Amendment No. 1 accordingly.

Our “Needs to Improve” rating under the CRA may restrict our operations, page 34

9.	We note your disclosure that as a result of your CRA rating, you are required to receive prior regulatory approval for certain activities, including to prepay certain subordinated debt obligations. We also note your disclosure that you currently intend to use a portion of the proceeds from this offering to redeem your outstanding Subordinated Debentures and related Trust Preferred Securities. Please revise your disclosure here or elsewhere as appropriate to disclose whether and if so, how, your CRA rating will affect your intended use of proceeds.

Response: The Company acknowledges the Staff’s comment and advises the Staff that our ability to redeem our outstanding Subordinated Debentures and related Trust Preferred Securities will not be impacted by our CRA rating. The Company also advises the Staff that it has revised its disclosure on page 36 of Amendment No. 1 to remove the reference to potential difficulties prepaying certain subordinated debt obligations to avoid any potential confusion.

The rights of our common shareholders are subordinate to the rights of the holders of any debt instruments, page 47

10.	Please revise this risk factor to disclose whether you are currently in compliance with the terms and obligations of the Community Trust Bank Loan Agreement and the CTB Loan thereunder, and the Trust under the Trust Preferred Securities. Please also disclose that the CTB Loan is collateralized by all of the issued and outstanding shares of the Bank.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 50 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

11.	We note your disclosure in the section beginning on page 128 discussing your current CRA rating of “needs to improve.” We also note your discussion in the Summary and elsewhere in the registration statement that you intend to continue to grow through acquisitions as well as through de novo branch expansion. Since a CRA rating of less than “satisfactory” may make regulatory approval for further acquisitions and other expansion activity more difficult, please discuss all the material actions that management has implemented, or plans to implement, in order to improve your CRA rating.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1 accordingly.

Loan Portfolio, page 70

12.	We note your disclosure that CRE loans were 55.4% of total gross loans as of December 31, 2024. We also note your disclosure on page 26 that as of December 31, 2024, approximately 66.5% of your loan portfolio consisted of CRE loans. Please revise as appropriate for consistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 80 of Amendment No. 1 accordingly.

13.	We note your disclosure on page 72 that your hotel/motel loans “occasionally” exceed your limit of 50% of risk based capital and that the Chief Lending Officer provides direct oversight for the portfolio in those instances. Revise your disclosure to discuss your hotel/motel portfolio, including any geographic or other borrower concentrations in this portion of your loan portfolio. To the extent that you have other significant categories among your CRE or other portfolios, consider revising your tabular presentation to assist investors in understanding your overall portfolio.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 1 accordingly.

Critical Accounting Policies and Estimates, page 88

14.	As it relates to Stock Compensation, please revise your disclosure to address the change in accounting policy that will be required by FASB ASC Topic 718 in subsequent periods and the reasonably likely material future effects of these changes, if applicable. Refer to paragraph 718-10-S99-1, SAB Topic 14.B, Question 4 for SEC Staff views on appropriate disclosures upon becoming a public entity in addition to those prescribed by paragraphs 718-10-50-1 through 50-4.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, following the completion of this offering, the Company’s current Stock Compensation plan will be discontinued; therefore, a change in accounting policy will not be required.

Employment Agreements, page 115

15.	Please add a description of your employment agreement with Philip J. Metheny, or advise. In this regard, we note that the description for Exhibit 10.3 is the Employment Agreement by and among Commercial Bancgroup, Inc., Commercial Bank, and Philip J. Metheny.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Philip J. Metheny is not a named executive officer of the Company, as defined by Item 402(m)(2) of Regulation S-K, and therefore the Company has not included a narrative description of Philip J. Metheny’s employment agreement in the Form S-1 or Amendment No. 1. The Company advises the Staff that it included Philip J. Metheny’s employment agreement as an exhibit to the Form S-1 and Amendment No. 1 pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K, as the Company considers this to be a management contract of material significance given Philip J. Metheny’s position as our Executive Vice President and Chief Financial Officer.

Principal and Selling Shareholders, page 120

16.	Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under Selling Shareholders and Greater than 5% Shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 accordingly.

Notes to Consolidated Financial Statements, Note 2. Business Combination, page F-18

17.	Please revise to separately disclose the fair value of the consideration transferred to AB&T in conjunction with the initial 76.83% acquisition on May 31, 2023 and the subsequent acquisition of the remaining 23.17% on July 1, 2024. In addition, address how the respective consideration amounts were determined and valued.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 1 accordingly.

18.	Please revise to disclose the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period. Refer to ASC 805-10-50-2(h)(1).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 1 accordingly.

Note 4. Securities, page F-21

19.	We note you present a line item for “proceeds from sales, maturities and calls of held-to-maturity securities” in the statement of cash flows. Please revise your disclosure to clarify if any portion of this amount includes transfers or sales prior to maturity and to the extent applicable, provide the disclosures required by ASC 320-10-50-10 or tell us where this information is disclosed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that there have been no transfers or sales of held-to-maturity securities prior to maturity, and the Company has revised the disclosure on page 92 of Amendment No. 1 accordingly.

Note 14. Employee Benefits, Stock awards, page F-41

20.	Please revise to disclose the book value per share utilized in determining the level of stock compensation expense recorded for each of the individual Class B awards granted during 2023 and 2024. In addition, please revise your disclosure to describe how the book value per share amounts were determined and to explain any material differences between the periods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129 and II-3 of Amendment No. 1 accordingly.

21.	Please revise your disclosure, where appropriate, to explain any material differences between the book value of the Class B shares issued as stock awards in 2024 and 2023 and the fair value of the Class C common shares issued to AB&T Financial Corporation in conjunction with the acquisition in June 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129, II-2 and II-3 of Amendment No. 1 accordingly.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact the Company’s counsel by telephone at 615-780-6744 or by email at adam.smith@klgates.com, or by telephone at 615-780-6743 or by email at david.bartz@klgates.com.

Sincerely,
Commercial Bancgroup, Inc.

/s/ Terry L. Lee
Terry L. Lee, President and Chief Executive Officer

cc:

Adam G. Smith, K&L Gates LLP David A. Bartz, K&L Gates LLP